Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

DATE OF BOARD MEETING

The board of directors (the “Board”) of OneConnect Financial Technology Co., Ltd. (the “Company”) announces that a meeting of the Board will be held on Wednesday, August 17, 2022 for the purpose of, inter alia , considering and approving (i) the unaudited quarterly results of the Company and its subsidiaries for the three months ended June 30, 2022 and its publication, and (ii) the unaudited interim results of the Company and its subsidiaries for the six months ended June 30, 2022 and its publication.

The Company’s management will hold an earnings conference call on Wednesday, August 17, 2022, at 8:00 A.M. U.S. Eastern time or 8:00 P.M. Hong Kong time on the same day. For participants who wish to join the conference, please complete the online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Participants can join the conference either by a live webcast on the same link as provided below or using the following dial-in numbers. For participants who wish to raise any queries during the conference, please use the following dial-in numbers to join. Participants please dial-in 5 minutes prior to the scheduled start time to be connected to the call:

Webcast link:

Mandarin Channel:       https://live.vhall.com/v3/lives/watch/329458304

English Channel:          https://live.vhall.com/v3/lives/subscribe/769132279

Dial-in Numbers:

Mandarin Channel:

   Access code:              319716

   Telephone number:

China Mainland:	400 810 8228
Hong Kong, China:	+852-30051355
Singapore:	+65 64298359
United States:	+1 646 2543594
International:	+86 10 58084199

English Channel:

Access code:              809729

Telephone number:

China Mainland:	400 810 8228
Hong Kong, China:	+852 30051313
Singapore:	+65 64298359
United States:	+1 646 2543594
International:	+86 10 58084166

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Dr. Wangchun Ye
Executive Director and Chairman of the Board

Hong Kong, August 5, 2022

As at the date of this announcement, the board of directors of the Company comprises Dr. Wangchun Ye, Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Mr. Wenwei Dou, Mr. Min Zhu and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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